Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 001-10110

Board of Directors Report Item 1 of the agenda of the 2024 General Shareholders’ Extraordinary Meeting. Increase of share capital with non-cash distribution in relation with the voluntary tender offer for the purchase of Banco de Sabadell, S.A. shares. 8 May 2024 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

1.	Introduction

This report is drawn up by the Board of Directors of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (“BBVA”, the “Company” or the “Bank”), pursuant to the provisions set forth in articles 286, 296, and 300 of the consolidated text of the Spanish Corporate Enterprises Act, approved by Royal Legislative Decree 1/2010, of July 2, in its current wording (the “Corporate Enterprises Act”) with respect to the proposal on capital increase with non-cash contributions (the “Capital Increase”) to be submitted to the Annual General Shareholders’ Meeting for approval, within the framework of the voluntary tender offer for the acquisition of the shares of Banco de Sabadell, S.A., launched by BBVA and which contemplates a consideration in newly issued ordinary shares of the Bank (the “Offer”).

2.	Rationale of the Capital increase and expected non-cash contributions

2.1.	Purpose of the Capital Increase

The purpose of the Capital Increase proposed to the BBVA General Shareholders’ Meeting is to cover the exchange of shares held by the shareholders of Banco de Sabadell, S.A., (the “Affected Company”) that accept the Offer that the Board of Directors of BBVA has resolved to launch at the same meeting on which this report has been approved. The key points of the Offer are set out in the prior announcement that the Bank will immediately release and which will be made available on the webpage of the Spanish National Securities Market Commission (“CNMV”), in accordance with the provisions set forth in article 16 of Royal Decree 1066/2007, of July 27, on takeover bids for the acquisition of securities (“Royal Decree 1066/2007”).

This Offer is contingent upon the CNMV’s authorization. The terms and characteristics detailed in the Offer will be contained in the explanatory prospectus that will be published once the aforementioned authorization is obtained from CNMV.

As consideration of the Offer, the shareholders of the Affected Company are offered at the time of this report a share exchange comprising one newly issued share of the Bank, at EUR 0.49 nominal value each, of the same and only class and series, and subject to the same rights to currently outstanding shares of BBVA, represented by means of book entries, for each 4.83 ordinary shares of the Affected Company (the “Consideration”).

It is hereby noted that the Board of Directors of BBVA has received two letters from J.P. Morgan and UBS, two major investment banks with recognised expertise in this type of transactions, confirming that, as of today, the price Consideration offered by the Bank for

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This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

the acquisition of 100% of the shares of the Affected Company is deemed reasonable for BBVA from a financial standpoint and under current market conditions.

Therefore, it is necessary for BBVA’s General Shareholders’ Meeting to approve a capital increase for a maximum nominal value of FIVE HUNDRED FIFTY-ONE MILLION, NINE HUNDRED SIX THOUSAND, FIVE HUNDRED TWENTY-FOUR EUROS AND FIVE EURO CENTS (€551,906,524.05), by issuing and putting into circulation of up to ONE BILLION ONE HUNDRED TWENTY-SIX MILLION, THREE HUNDRED THIRTY-NINE THOUSAND, EIGHT HUNDRED FORTY-FIVE (1,126,339,845) ordinary shares, at EUR 0.49 nominal value each, of the same class and series and with the same rights as BBVA currently outstanding shares, and represented by book entries, with non-cash contributions, under the terms and conditions described in the resolution proposal included in this report, in order to cover the Consideration.

The Offer has been made contingent upon the approval of the Capital increase by the BBVA General Shareholders’ Meeting, all in accordance with the provisions set forth in article 13.2 d) of Royal Decree 1066/2007.

2.2.	Description of non-cash contributions

The non-cash contributions will consist of ordinary shares of the Affected Company.

Affected Company means Banco de Sabadell, S.A., a Spanish public limited company, with registered office at Avenida Oscar Esplá, n.º 37, Alicante, VAT Identification Number A08000143 and LEI code SI5RG2M0WQQLZCXKRM20, and registered with the Commercial Registry of Alicante, page no. A-156980, and in the Special Registry of Banks and Bankers of the Bank of Spain under number 0081.

In accordance with the company’s publicly available information, the social capital of the Affected Company is EUR 680,027,680.875, represented by 5,440,221,447 nominative shares (5,440,221 voting rights, at the rate of one voting right per every 1,000 shares) of unit par value at EUR 0.125, of the same class and series, fully subscribed and paid-up, and represented by means of book entries kept by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) and its participating entities.

The shares in the Affected Company are admitted for trading in the Securities Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Market Interconnection System (Continuous Market).

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This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

2.3.	Identification of contributing parties

The Offer is aimed at the entirety of the issued shares of the Affected Company representing its share capital, i.e., the Company targets a total of 5,440,221,447 ordinary shares of the Affected Company, at EUR 0.125 nominal value each, belonging to the same class and series, and representing 100% of their share capital.

For these purposes, it is also noted that, considering the nature of the exchange offered, the shareholders of the Affected Company who accept the Offer and hold a number of shares in said Company that does not grant them the right to receive, at least, one full BBVA share, or who are entitled to receive a BBVA share but hold an excess amount of shares of the Affected Company not entitling to receive an additional BBVA share, will have the right to receive an equivalent cash consideration for the referred excess shares of the Affected Company («fractions»). This cash consideration will be detailed in the explanatory prospectus of the Offer.

2.4.	Amount of the Capital Increase.

As noted above, the Capital Increase submitted to the General Shareholders’ Extraordinary Meeting of the Bank for its consideration is for a maximum nominal amount of FIVE HUNDRED FIFTY-ONE MILLION, NINE HUNDRED SIX THOUSAND, FIVE HUNDRED TWENTY-FOUR EUROS AND FIVE EURO CENTS (€551,906,524.05), by issuing and putting into circulation of up to ONE BILLION ONE HUNDRED TWENTY-SIX MILLION, THREE HUNDRED THIRTY-NINE THOUSAND, EIGHT HUNDRED FORTY-FIVE (1,126,339,845) ordinary shares, at EUR 0.49 nominal value each, with non-cash contributions, in the terms and conditions indicated in the resolution proposal included in this report, so as to cover the consideration.

This maximum number of new ordinary shares to be issued to cover the Consideration is calculated by applying the proposed exchange equation to the totality of ordinary shares of the Affected Company at which the Tender Offer is aimed.

The specific number of shares that will need to be issued (in one or several rounds) in relation to the Consideration will depend on the final number of acceptances of the Offer, and on whether the conditions to enforce the compulsory sale rights established in articles 116 of Law 6/2023 of March 17, of the Securities Markets and Investment Services (the “Securities Market Law”) and 47 of Royal Decree 1066/2007 are met.

The new shares will grant the right to participate in any distribution of corporate earnings paid after the date of their recording on IBERCLEAR’s accounting registers and in the equity figure resulting from the settlement.

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This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

As per the provisions set forth in article 14.2.c) of Royal Decree 1066/2007, BBVA shall request the admission to trading of the new shares in the same markets where its shares are currently listed, always within the established regulatory time frames.

The Capital Increase will not be executed and deemed void if the conditions established in the Offer concerning the effectiveness and validity thereof are not met.

2.5.	Type of Issuance

The new shares shall be issued at EUR 0.49 nominal value plus, where appropriate, the issue premium determined based on the difference between the fair value of the contributed shares of the Affected Company and the nominal value of the new shares issued.

The foregoing will comply in any case with article 67.3 of the Corporate Enterprises Act.

2.6.	Absence of preemptive subscription rights

Given the nature of the Capital Increase, effected by means of non-cash contributions within the framework of a voluntary tender offer for the acquisition of shares, BBVA shareholders are not entitled to preemptive subscription rights over any of the new shares issued by virtue of this Capital Increase, all in accordance with article 304 of the Corporate Enterprises Act, article 113.1 of the Securities Market Act, and article 14.6 of Royal Decree 1066/2007.

2.7.	Execution of the Capital Increase in one or more rounds

The structure of the Tender Offer requires providing the Board of Directors with the power to effect capital increases in one or several occasions.

Initially, during the Offer settlement process, the Board of Directors of the Bank will be required to approve an increase for the number of shares that is required, in accordance with the exchange equation proposed as Consideration, to integrally cover the exchange of shares of the Affected Company whose holders have accepted the Offer, taking into account the provisions set forth above concerning the mechanism for the exchange of excess shares that shall be established to facilitate the exchange.

Once the number of shares to be issued to settle the Offer in accordance with the foregoing, the Board of Directors shall proceed to partially execute1 the Capital Increase through the issue of the corresponding public deed and its registration with the Mercantile Register, for

1 Unless, in a theoretical scenario, shareholders who represent 100% of the capital share of the Affected Company accept the Offer.

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This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

the subsequent transfer of the new shares to the shareholders of the Affected Company, in accordance with the settlement process that shall be established in the explanatory prospectus of the Offer.

Subsequently, if the requirements established in articles 116 of the Securities Market Act and article 47 of Royal Decree 1066/2007 are met, BBVA will exercise its right to demand the compulsory sale of the remaining shares of the Affected Company (squeeze-out) with the same Consideration as indicated in the Offer.

In this case, the Board of Directors of BBVA will have to carry out a second round of the Capital Increase to cover the exchange of shares resulting from the acquisition of the remaining shares of the Affected Company in exercise of its right to demand the compulsory sale thereof.

For this reason, the delegation of powers included in the resolution proposal submitted to the consideration of the BBVA General Shareholders’ Extraordinary Meeting sets forth the possibility that the Capital Increase may be fully or partially executed in one or several occasions.

The Capital Increase shall not be executed and deemed void if the conditions established in the Offer concerning the effectiveness and validity thereof are not met.

2.8.	Amendment of Bylaws

Each of the executions of the Capital Increase carried out in accordance with the provisions of section 2.7 above will require amending article 5 of the Corporate Bylaws regulating BBVA’s share capital.

The final amount of the Bank’s share capital established pursuant to each amendment will depend on the number of acceptances received in the Offer, or on whether the conditions to enforce the compulsory sale rights established in articles 116 of the Securities Market Act and 47 of Royal Decree 1066/2007 are met.

For this reason, the delegation of powers included in the resolution proposal submitted to the BBVA General Shareholders’ Meeting expressly establishes the adaptation of the wording of article 5 of the Bylaws on every occasion in which the Capital Increase is executed.

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This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

2.9.	Adopted Guarantees

It is set forth that the documents and reports required by law to guarantee the reality of the Capital Increase with non-cash contributions shall be duly submitted as per articles 67 to 71 of the Corporate Enterprises Act.

Taking into consideration the nature of the assets that make up the non-cash contribution, and that said contribution is made within the context of a public tender offer for the acquisition of shares, no other guarantees will be necessary to ensure the effectiveness of the Capital Increase in accordance with the provisions set forth in the Securities Market Act and Royal Decree 1066/2007.

3.	Resolutions proposal

The complete text of the resolution proposal submitted to the General Shareholders’ Meeting for approval is the following:

“FIRST.- Approve an increase of the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank” or the “Company”) up to a maximum nominal amount of FIVE HUNDRED FIFTY-ONE MILLION, NINE HUNDRED SIX THOUSAND, FIVE HUNDRED TWENTY-FOUR EUROS AND FIVE EURO CENTS (€551,906,524.05), by issuing and putting into circulation of up to ONE BILLION ONE HUNDRED TWENTY-SIX MILLION, THREE HUNDRED THIRTY-NINE THOUSAND, EIGHT HUNDRED FORTY-FIVE (1,126,339,845) ordinary at EUR 0.49 par value each, of the same and only class and series, and with the same rights as the currently outstanding shares of BBVA, represented in book-entry form, with non-cash contributions, in the terms and conditions indicated below (the “Capital Increase”), for the purposes of covering the consideration of the voluntary tender offer for the acquisition of up to 100% of the shares of Banco de Sabadell, S.A. (the “Affected Company”) launched by BBVA (the “Offer”).

1.1. Amount and modality of the Capital Increase

The maximum nominal amount of the Capital Increase is FIVE HUNDRED FIFTY-ONE MILLION, NINE HUNDRED SIX THOUSAND, FIVE HUNDRED TWENTY-FOUR EUROS AND FIVE EURO CENTS (€551,906,524.05) and shall be effected with non-cash contributions, through the issue and circulation of up to ONE BILLION ONE HUNDRED TWENTY-SIX MILLION, THREE HUNDRED THIRTY-NINE THOUSAND, EIGHT HUNDRED FORTY-FIVE (1,126,339,845) ordinary shares of BBVA at EUR 0.49 par value each, of the same class and series as the currently outstanding shares.

1.2. Recipients of the issuance

The Capital Increase and issuance of the new shares are exclusively intended for the shareholders of the Affected Company that accept the Offer (voluntarily during the acceptance period or by virtue of the exercising of the compulsory purchase rights resulting

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from the Offer).

1.3. Type of issuance and premium

The new shares shall be issued at EUR 0.49 par value plus, where appropriate, the premium determined depending on the difference between the fair value of the contributed shares of the Affected Company and the par value of the new shares issued. The foregoing, in any case, in compliance with article 67.3 of the Corporate Enterprises Act.

1.4. Absence of pre-emptive subscription rights

Considering the nature of the Capital Increase, with non-cash contributions within the framework of a voluntary tender offer for the acquisition of shares, in accordance with article 304 of the Corporate Enterprises Act, article 113.1 of Act 6/2023, of March 17, on Securities Markets and Investment Services and article 14.6 of Royal Decree 1066/2007, of July 27, on the rules applicable to public tender offers for the acquisition of securities, BBVA shareholders are not entitled to preemptive subscription rights over new shares issued by virtue of this Capital Increase.

1.5. Description of non-cash contributions and payment of new shares

The nominal amount and the issuance premium of the new shares shall be paid up by means of non-cash contributions consisting of ordinary shares of unit par value EUR 0.125, of the same and single class and series, fully subscribed and paid-up, of Banco de Sabadell, S.A., a Spanish public listed company, with registered office at Avenida Oscar Esplá, 37, Alicante, VAT Identification Number A-08000143 and LEI SI5RG2M0WQQLZCXKRM20, and registered with the Commercial Registry of Alicante, page no. A-156980, and in the Special Registry of Banks and Bankers of the Bank of Spain under number 0081.

1.6. Representation of the new shares

The new shares to be issued will be represented by means of book entries kept by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear, or Management Company of the Securities Register, Clearing and Settlement Systems) and its participating entities, in the terms established under the regulations in force at any given time.

1.7. Rights of new shares

The new shares to be issued will be ordinary shares of BBVA, with a par value of EUR 0.49 each, of the same and only class and series, and granting their holders the same rights and obligations as the currently outstanding shares of BBVA from their date of registration under the name of their holder in the corresponding bookkeeping records.

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This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

1.8. Execution of the Capital Increase and incomplete subscription

The Capital Increase will be fully or partially executed in one or several rounds depending on the outcome of the Offer, and, where appropriate, of the exercise of the compulsory purchase rights resulting from the Offer. In accordance with the provisions set forth in article 507 of the Corporate Enterprises Act, the Capital Increase will be effective even if the subscription is not complete, as this possibility is expressly established.

1.9. Amendment of Bylaws

As a result of the Capital Increase, the wording of article 5 of the Bank’s Bylaws will be amended to adapt it to the new share capital and number of shares of BBVA to be finally issued.

1.10. Application for admission to trading of the new shares

It is resolved to apply for the admission to trading of the new shares of BBVA issued, subscribed and paid up by virtue of this Capital Increase in the Security Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Market Interconnection System (Continuous Market), as well as to carry out all required formalities and actions and submit the mandatory documentation to the competent bodies of the foreign Securities Exchanges in which BBVA shares are traded at the time of their issuance (currently, in the Stock Exchanges of London and Mexico, as well as through American Depositary Shares (ADS) in the New York Stock Exchange), so that the new shares issued by virtue of this Capital Increase may be listed, hereby putting into record the Bank’s adherence to the rules that may now or hereafter exist with respect to Securities Exchange matters, and especially those regarding trading, continued trading and removal from trading on official markets.

Likewise, it is expressly stated, for the appropriate legal purposes, that in the event that the delisting of the shares of BBVA is subsequently requested, it will be adopted with the formalities required by the applicable regulations.

1.11. Conditions of the Capital Increase

The Capital Increase will not be executed and will have no effect in the event that the conditions established in the Offer for its effectiveness and validity are not accomplished.

SECOND.- To empower the Board of Directors, in the broadest terms, authorizing it to sub-delegate on the Executive Committee (in turn, with sub-delegation powers); on the Chair of the Board of Directors, the Chief Executive Officer and on any individual that the Board may expressly empower for such purposes, to fully or partially execute the previously approved Capital Increase, in one or several rounds, within the period of one (1) year since the adoption of this resolution, and establish its terms and conditions regarding any matters that may have not been stipulated by this General Meeting, in the manner deemed most convenient, including, without limitation:

(i)	Establish the date or dates on which the Capital Increase should fully or partially become effective.

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(ii)	Develop the procedure for the contribution in kind and exchange of shares of the Affected Company by the new shares of BBVA to be issued pursuant to the Capital Increase.

(iii)	Determine the amount of the issuance premium of the new shares in accordance with the provisions set forth herein.

(iv)

Amend the wording of the article 5 of the Bylaws that regulates the share capital so that it reflects the new capital figure and the number of outstanding shares after each execution of the approved Capital Increase.

(v)	Apply for the admission to listing to all new shares of BBVA in the terms set forth herein.

(vi)

Carry out any formalities that they may deem necessary or appropriate in any relevant jurisdiction to effect and carry out, in full or in part, and in one or several rounds, the Capital Increase and the issuance of the new shares, and in particular appear and carry out whatever formalities may be required before any competent authorities in any jurisdiction and approve and sign all public or private documents that may be necessary or convenient to ensure the effectiveness of the Capital Increase in any of its aspects and contents.

(vii)	Draft and publish any advertisements that may be required or deemed convenient.

(viii)

Declare the closing of each execution of the Capital Increase, once the corresponding new shares are subscribed and paid up, formalizing all public and private documents that may be convenient to fully or partially execute, in one or several rounds, the Capital Increase.

(ix)

Formalize as many public and private documents as it may be required, and appear before the notary public to register the corresponding resolutions, as well as to rectify, regularize, clarify and harmonize these resolutions with the meaning conveyed in the verbal and/or written assessment by the Mercantile Registrar until each Capital Increase execution is registered in the Mercantile Registry.

(x)

Carry out as many formalities and actions as may be required and formalize as many public and private documents as it may be required or convenient to apply for the admission to trading of the new shares in the Security Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Market Interconnection System (Continuous Market), as well as any of the domestic or foreign Securities Exchanges in which BBVA shares may be traded, including any formalities and actions that may be required or convenient for this purpose before the corresponding public and/or private entities, including any action, statement or formality with any competent authority in any jurisdiction, including, without limitation, the United States of America.

(xi)

Formalize any public or private document and carry out any formalities, legal transactions, contracts, statement and transactions that may be required or convenient to carry out each execution of the agreed Capital Increase, as well as to effect

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formalities and obligations before any competent authority, Spanish or otherwise, related to the Capital Increase and each one of their executions.

(xii)

Carry out any action, statement, communication or formality before any body, entity or public or private registry, within Spain or abroad, in connection with the Capital Increase and each one of its executions.

(xiii)

And in general, carry out any actions and sign as many documents as may be necessary or convenient for the validity, effectiveness, development and execution of the Capital Increase and the issue of the new share, including interpreting, applying, executing and developing the approved resolutions, including the rectification and enforcement thereof.”

*   *   *

Madrid, 8 May 2024

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IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.